UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Exhibit

4.1	Convertible Loan Note Instrument, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Novartis Pharma AG

4.2	Convertible Loan Note

4.3	Warrant Instrument, dated February 10, 2020

4.4	Subordination Deed, dated February 10, 2020, by and among Kreos Capital V (UK) Limited, as senior lender, senior agent and security agent, Silicon Valley Bank, as senior lender, Novartis Pharma AG, as subordinated creditor, and the debtors named therein

4.5	Amendment and Consent Letter, dated February 10, 2020, to the Loan Agreement, dated September 28, 2019, by and among Silicon Valley Bank, as lender, Kreos Capital V (UK) Limited, as lender, agent and security Agent, Mereo BioPharma Group PLC, as the borrower, and the guarantors listed therein, as amended pursuant to a Deed of Consent and Amendment dated April 17, 2019

10.1	Securities Purchase Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC

10.2	Registration Rights Agreement, dated February 10, 2020, by and between Mereo BioPharma Group PLC and Aspire Capital Fund, LLC

99.1	Press release dated February 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight, Ph.D.
Name: Denise Scots-Knight, Ph.D.
Title: Chief Executive Officer